UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

November 5, 2019

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organisation)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

    Yes  ☐    No  ☒

Announcement of receiving the approval from FSC on issuance of ordinary shares for sponsoring the issuance of American Depository Receipts

1.	Date of occurrence of the event: 2019/11/05
2.	Company name: ASLAN PHARMACEUTICALS LIMITED
3.	Relationship to the Company: Head office
4.	Reciprocal shareholding ratios: NA
5.

Occurrence: Received official letter No.1080334435 from Financial Supervisory Committee R.O.C Taiwan (‘FSC’) for the approval on issuance of ordinary shares for sponsoring the issuance of American Depository Receipts.

6.	Next steps: Proceed per the official letter No.1080334435 from FSC on the issuance of ordinary shares for sponsoring the issuance of American Depository Receipts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	VP Finance

Date: November 5, 2019